SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[RULE 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 5 )1

Axsys Technologies, Inc.
(Name of Issuer)
Common Stock, $.01 par value
(Title and Class of Securities)
05461510 9
(CUSIP Number)
Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, Ohio 44114
(216) 586-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05461510 9	13D	Page	2	of	7	Pages

1	NAME OF REPORTING PERSONS Stephen W. Bershad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	USA

	7	SOLE VOTING POWER

NUMBER OF		1,720,253

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,720,253

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,720,253

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	05461510 9	13D	Page	3	of	7	Pages

1	NAME OF REPORTING PERSONS SWB Holding Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		686,146

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		686,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	686,146

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05461510 9	13D	Page	4	of	7	Pages
          This Amendment No. 5 amends Items 4, 5 and 6 of the Schedule 13D filed on behalf of Stephen W. Bershad, a citizen of the United States of America (“Mr. Bershad”), and SWB Holding Corporation, a Delaware corporation (“Holding”), with the Securities and Exchange Commission on May 17, 1994, (as amended, the “Schedule 13D”), relating to the common stock, $.01 par value (the “Shares”), of Axsys Technologies, Inc. (the “Company”).

ITEM 4.	PURPOSE OF TRANSACTION.
     On June 4, 2009, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with General Dynamics Advanced Information Systems, Inc. (“General Dynamics”) and Vision Merger Sub, Inc., a wholly owned subsidiary of General Dynamics’ parent (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”), with the Company continuing as the surviving corporation and as a wholly owned subsidiary of General Dynamics’ parent.
     At the effective time and as a result of the Merger, each Share (including each restricted Share, which will fully vest) will be converted into the right to receive $54.00 in cash payable by General Dynamics. Each outstanding stock option (whether vested or unvested) will be converted into the right to receive a cash payment equal to the excess, if any, of $54.00 over the exercise price of such option.
     The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated herein by this reference.
     The information set forth in Item 6 is hereby incorporated by reference into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
     (a)-(b). Mr. Bershad has the sole power to vote and dispose of 1,720,253 Shares, including 686,146 Shares owned by Holding. Holding has the shared power to vote and dispose of 686,146 Shares. Mr. Bershad is the sole stockholder and chairman of Holding and is deemed to beneficially own the Shares held by Holding. The 1,720,253 Shares beneficially owned by Mr. Bershad, including 53,500 Shares underlying options that are exercisable as of June 4, 2009 or within 60 days after such date, constitute approximately 14.5% of the Shares outstanding as of June 2, 2009.
     (c) None.
     (d) None.
     (e) None.

CUSIP No.	05461510 9	13D	Page	5	of	7	Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Mr. Bershad and Holding have entered into a Voting Agreement, dated as of June 4, 2009, with General Dynamics and Merger Sub pursuant to which Mr. Bershad and Holding have agreed to vote their Shares in favor of the adoption of the Merger Agreement.
     The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 10.1 hereto, and is incorporated herein by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated June 4, 2009, by and among General Dynamics, Axsys and Merger Sub, which is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed by the Company on June 4, 2009

10.1	Voting Agreement, dated June 4, 2009, by and among General Dynamics, Merger Sub, Holding and Stephen W. Bershad, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on June 4, 2009

CUSIP No.	05461510 9	13D	Page	6	of	7	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 4, 2009

/s/ Stephen W. Bershad
Stephen W. Bershad

SWB Holding Corporation
By:	/s/ Stephen W. Bershad
	Name:	Stephen W. Bershad
	Title:	President

CUSIP No.	05461510 9	13D	Page	7	of	7	Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated June 4, 2009, by and among General Dynamics, Axsys and Merger Sub, which is incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed by the Company on June 4, 2009

10.1	Voting Agreement, dated June 4, 2009, by and among General Dynamics, Merger Sub, Holding and Stephen W. Bershad, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed by the Company on June 4, 2009